For the fiscal year ended (a) 7/31/95
File number (c) 811-5055

                         SUB-ITEM 77 D

                            EXHIBITS

          Policies with respect to security investment

     On May 3, 1995, the Trustees approved investment policy modifications of the Conservatively Managed Portfolio and the Strategy Portfolio. The changes inthe investment policies of the Portfolios would permit (i) the Balanced Portfolio to invest in smaller, faster growing companies and (ii) the removal of the Portfolio's average weighted maturity limitation and replacement with average duration. The changes will become effective September 29, 1995.





























77d-iii.asc